For the Period of June 2015 – September 24, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16
UNDER
THE SECURITIES ACT OF 1934
____________________

NATCORE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	3674	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

189 N. Water Street
Rochester, NY 14604-1163
(585) 286-9180

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)

LoPresti Law Group, P.C.
45 Broadway, Suite 610
New York, New York 10006
(212) 732-4029

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Marc X. LoPresti, Esq.	Shauna Hartman
LoPresti Law Group, P.C.	Armstrong Simpson
45 Broadway, Suite 610	2080-777 Hornby Street
New York, NY 10006	Vancouver, B.C.
Tel: 212-732-4029	Canada V6Z 1S4
Tel: 604-683-7361

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐     No ☒

          The information herein and in the attached exhibits is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Acct, except as expressly set forth by specific reference in such filing.

          The following exhibits are filed herewith:

Exhibit	Description

99.1	Material Change Report dated June 2, 2015 - Natcore Files F-1, Becomes Fully Reporting
99.2	Press Release via Natcoresolar.com dated June 2, 2015 - Natcore Files F-1, Becomes Fully Reporting
99.3	Press Release via PR Newswire dated June 2, 2015 - Natcore Files F-1, Becomes Fully Reporting
99.4	Material Change Report dated July 9, 2015 - Natcore Develops New Solar Cell Structure
99.5	Press Release via PR Newswire dated July 9, 2015 - Natcore Develops New Solar Cell Structure
99.6	Press Release via PR Newswire dated July 9, 2015 - Natcore Develops New Solar Cell Structure
99.7	Press Release via Natcoresolar.com dated July 9, 2015 - Natcore Develops New Solar Cell Structure
99.8	Material Change Report dated July 22, 2015 - Natcore Approved to Trade on OTCQB
99.9	Press Release via Natcoresolar.com dated July 22, 2015 - Natcore Approved to Trade on OTCQB
99.10	Press Release via PR Newswire dated July 22, 2015 - Natcore Approved to Trade on OTCQB
99.11	Material Change Report dated July 23, 2015 - Natcore Completes First Tranche of Private Placement
99.12	Press Release via Natcoresolar.com dated July 28, 2015 - Natcore Completes First Tranche of Private Placement
99.13	Material Change Report dated July 31, 2015 - Natcore Closes Second Tranche of Private Placement
99.14	Press Release via Natcoresolar.com dated August 4, 2015 - Natcore Closes Second Tranche of Private Placement
99.15	Press Release via Natcoresolar.com dated August 6, 2015 – Institutional Investor Commits $10MM in Available Capital to Natcore Technology
99.16	Material Change Report dated August 18, 2015 - Natcore Develops New Cell Structure
99.17	Press Release via PR Newswire dated August 18, 2015 - Natcore Develops New Solar Cell Structure
99.18	Material Change Report dated August 18, 2015 - Consulting Arrangement with Third Party
99.19	Press Release via Natcoresolar.com dated August 17, 2015 - Consulting Arrangement with Third Party

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 6-K and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rochester, NY on September 24, 2015.

NATCORE TECHNOLOGY, INC.

By:	/S/ CHARLES R. PROVINI

Name:	Charles R. Provini
Title:	President & CEO
Authorized Representative in the United States